                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [ ] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement

     [X] Definitive additional materials

     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

     (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

     (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

     (5) Total fee paid:

--------------------------------------------------------------------------------

     [ ] Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

--------------------------------------------------------------------------------

     (2) Form, schedule or registration statement no.:

--------------------------------------------------------------------------------

     (3) Filing party:

--------------------------------------------------------------------------------

     (4) Date filed:

--------------------------------------------------------------------------------

             Laidlaw Environmental Obtains Approval For Share Issue


COLUMBIA, S.C., Feb. 19 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) today announced the approval by its shareholders of the authorization of an additional 400 million common shares and the issuance of shares pursuant to its exchange offer for all the common shares of Safety- Kleen Corp. (NYSE: SK).

Commenting on today's approval, Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

"The only remaining obstacles to the realization by Safety-Kleen shareholders of the superior value of Laidlaw Environmental's $30.00 exchange offer rest with Safety-Kleen's Board of Directors. Shareholders of Laidlaw Environmental today expressed their desire to participate in the creation of value for all continuing shareholders that will result from the acceptance of our offer to Safety-Kleen shareholders. The majority of Safety-Kleen shareholders expressed a similar desire last week. While Safety-Kleen's Board continues to bar access to the benefits of the superior value of our offer, we remain committed, in spite of the Board imposed obstacles, to deliver to Safety-Kleen shareholders the highest and best value for their shares.

"Mr. Donald Brinckman, in Safety-Kleen's press release of February 16th, stated that he is "not surprised by" the extension of our offer. Mr. Brinckman and his Board may not be surprised but we continue to be astounded by their ongoing refusal to allow their shareholders to obtain the highest and best value for their shares. Their refusal is especially puzzling to us, given the clear demonstration of support for our offer by the majority of Safety-Kleen shareholders last Friday, the determination of the superiority of our offer by the leading independent proxy advisory firm -- Institutional Shareholder Services and by Safety-Kleen's own financial advisor -- William Blair & Co.

"We urge all Safety-Kleen shareholders to vote against the Philip group merger proposal on February 25th so that Mr. Brinckman and the Safety-Kleen Board will finally have to clear the road blocks to value they have put in front of their own shareholders."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210